

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2020

Kelly Roman
Chief Executive Officer
Fisher Wallace Laboratories, Inc.
325 Rutledge Street
Brooklyn, NY. 11211

   Re: Fisher Wallace Laboratories, Inc.
    Offering Statement on Form 1-A
    Filed May 29, 2020
    File No. 024-11229

Dear Mr. Roman:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Summary, page 2

1. With reference to the final risk factor disclosure on page 3, please revise the Summary on page 2 to discuss and clarify the FDA status for each of the three indications that you reference and also identify the steps that you will need to take in order to continue marketing your product in the United States.

Plan of Distribution, page 13

2. We note that you reference the StartEngine website as the location to purchase shares in connection with this Regulation A offering. However, the site appears to only include information for your crowdfunding capital raise. Please provide us with a direct link to the page that will be used in connection with this offering, or advise.

Use of Proceeds, page 16

3.   Please update your disclosure to provide more details on the items for which you will use the proceeds of this offering. For example, discuss in more details the research and development efforts you reference.

4.   We note that your auditors have issued a going concern opinion regarding your operations. Please expand and update your disclosures to discuss how long you anticipate your current resources will allow you to operate. In this regard, we note that your current liquidity discussion speaks as of March 31, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Debt, page 21

5.   Please disclose the current interest rates applicable to your credit card balances.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences